Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
                               Fax: (215) 988-2757
                              www.drinkerbiddle.com

                                 August 31, 2004

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

       Re:  Armada Funds ("Registrant")
            Pre-Effective Amendment No. 2 to Form N-14 (File Number 333-117172)
            -------------------------------------------------------------------

Ladies and Gentlemen:

                  The purpose of this filing is to incorporate responses to staff comments on the Registration Statement on Form N-14 filed by Registrant on July 6, 2004 and to file certain additional exhibits. The Registrant reserves the right to orally request acceleration of the registration statement pursuant to Rule 461(a) under the Securities Act of 1933 (the "Act"). In connection with an oral request for acceleration, the Registrant and Professional Funds Distributor, LLC, as principal underwriter, are aware of their obligations under the Act.

                  Under separate cover, Registrant will file correspondence via EDGAR transmission to supplement the responses included in the Pre-Effective Amendment.

                  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2442.

                                                     Sincerely,



                                                     /s/ EDWARD T. SEARLE
                                                     --------------------
                                                     Edward T. Searle

Enclosures